FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 3/18/2022

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
26, Boulevard Royal, 4th floor
L-2449 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.
This report contains Ternium S.A.’s press release announcing Annual General Meeting of Shareholders.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Arturo Sporleder
Name: Arturo Sporleder
Title: Secretary to the Board of Directors

Dated: March 18, 2022

Sebastián Martí
Ternium - Investor Relations
+1 (866) 890 0443
+54 (11) 4018 8389
www.ternium.com

Ternium Announces Annual General Meeting of Shareholders

Luxembourg, March 18, 2022 – Ternium S.A. (NYSE: TX) announced today that its annual general meeting of shareholders will be held on Tuesday, May 3, 2022, at 2:00 p.m. CET. Each holder of Ternium ADSs as of March 28, 2022, shall be entitled to instruct The Bank of New York Mellon, the depositary bank, as to the exercise of the voting rights pertaining to the shares represented by such holder’s ADSs.

The following documents are available on the Company’s website at www.ternium.com on the Investor section:
•Notice and Agenda for the meeting.
•Shareholder Meeting Brochure and Proxy Statement.
•Company’s 2021 Consolidated Management Report (which includes the Company’s consolidated financial statements as of December 31, 2021 and 2020 and for the years then ended, and the Company’s annual accounts as at December 31, 2021, together with the independent auditors’ report thereon).

Copies of these documents are also available, free of charge, at the Company’s registered office in Luxembourg, between 10:00 a.m. and 5:00 p.m. CET, subject to restrictions imposed from time to time by Luxembourg authorities due to the Covid-19 pandemic. In addition, shareholders registered in the Company’s share register may obtain electronic copies of such documents, free of charge, by sending an e-mail request to ir@ternium.com.

About Ternium

Ternium is Latin America’s leading flat steel producer, with operating facilities in Mexico, Brazil, Argentina, Colombia, the southern United States and Central America. The company offers a broad range of high value-added steel products for customers active in the automotive, home appliances, HVAC, construction, capital goods, container, food and energy industries through its manufacturing facilities, service center and distribution networks, and advanced customer integration systems. More information about Ternium is available at www.ternium.com.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.